Exhibit 21.1

Legal Name	Jurisdiction of Incorporation

Casper Sleep Retail LLC	Delaware

Casper Science LLC	Delaware

Casper Sleep Limited	England and Wales

Casper Sleep SAS	France

Casper Sleep GmbH	Germany

Casper Sleep (UK) Limited	England and Wales